Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 42,334	$ 72,607	$ 86,413
Less: undistributed equity income from investees	19,696	18,780	3,407
Plus: income taxes	21,948	40,490	46,405
Earnings from continuing operations before income taxes	$ 44,586	$ 94,317	$ 129,411
Fixed charges:			
Interest, long-term debt	$ 7,679	$ 27,220	$ 38,154
Interest, other (including interest on short-term debt)	1,430	3,524	4,219
Amortization of debt expense, premium, net	426	1,841	2,585
Portion of rentals representative of an interest factor	81	207	306
Total fixed charges	$ 9,616	$ 32,792	$ 45,264
Earnings from continuing operations before income taxes	$ 44,586	$ 94,317	$ 129,411
Plus: total fixed charges from above	9,616	32,792	45,264
Plus: amortization of capitalized interest	102	305	407
Earnings from continuing operations before income taxes and fixed charges	$ 54,304	$ 127,414	$ 175,082
Ratio of earnings to fixed charges	5.65 x	3.89 x	3.87 x
Total fixed charges from above	9,616	32,792	45,264
Preferred stock dividends	469	1,449	1,950
Total fixed charges and preferred stock dividends	10,085	34,241	47,214
Ratio of earnings to combined fixed charges and preferred stock dividends	5.38 x	3.72 x	3.71 x